Jenkens & Gilchrist
                           A PROFESSIONAL CORPORATION         Austin, Texas
                                                             (512) 499-3800
                                                           Chicago, Illinois
                                 1401 MCKINNEY               (312) 425-3900
                                   SUITE 260                 Dallas, Texas
                           HOUSTON, TEXAS 77010-4034         (214) 855-4500
                                                        Los Angeles, California
                                 (713) 951-3300              (310) 820-8800
                            FACSIMILE (713) 951-3314     Pasadena, California
                                                             (626) 578-7400
                                                          San Antonio, Texas
    Lee Thompson                                             (210) 246-5000
   (713) 951-3342                                           Washington, D.C.
lthompson@jenkens.com           www.jenkens.com              (202) 326-1500


                                  May 16, 2005


By EDGAR and facsimile 202-942-9531

Mr. Ryan Rohn
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0510
450 5th Street, N.W. - Judiciary Plaza
Washington D.C. 20549-0405

         Re:      Handy Hardware Wholesale, Inc.
                  Form 8-K Item 4.01 filed April 28, 2005
                  File No. 000-15708

Dear Mr. Rohn:

     This letter responds to the comments of the Staff contained in your letter dated April 29, 2005 regarding the above Form 8-K filed April 28, 2005. The responses included in this letter have been numbered to correspond to the number of the Staff's comments. This letter is being filed via EDGAR today.

     1. AMEND YOUR FORM 8-K TO STATE WHETHER THE FORMER ACCOUNTANT RESIGNED, DECLINED TO STAND FOR RE-ELECTION OR WAS DISMISSED. REFER TO ITEM 304(A)(1)(I) OF REGULATION S-K.

     The Form 8-K is amended to indicate that the former accountant declined to stand for re-election.

     2. IN CONSIDERATION THAT YOU HAVE NOT FILED YOUR FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2005 AS OF YET, PLEASE SUBMIT AN AMENDED ITEM 4.01 8-K ONCE CLYDE D. THOMAS & COMPANY, P.C. IS NOT EFFECTIVELY YOUR ACCOUNTANT.

                              JENKENS & GILCHRIST
                           A PROFESSIONAL CORPORATION

Ryan Rohn
May 13, 2005
Page 2


     Handy  Hardware  Wholesale,  Inc.'s Form 10-Q was filed on Friday,  May 13,
2005.

     3. PLEASE EXPLAIN TO US HOW YOUR SUCCESSOR ACCOUNTANT WAS HIRED ON APRIL 19, 2005 PRIOR TO THE DATE OF APRIL 22, 2005 WHEN IT WAS DETERMINED THAT YOUR PREDECESSOR ACCOUNTANT WOULD NO LONGER BE YOUR ACCOUNTANT.

     After speaking with Mr. Ryan Rohn on Friday, May 13, 2005 and explaining the background to the Company's change of accountants, he determined that we did not need any further explanation in our Amended Form 8-K on this matter.

     4. PLEASE  AMEND YOUR FORM 8-K TO INDICATE  WHETHER THE BOARD OF  DIRECTORS
RECOMMENDED   OR  APPROVED  THE  DECISION  TO  CHANGE   ACCOUNTANTS.   SEE  ITEM
304(A)(1)(III) OF REGULATION S-K.

     The Form 8-K is amended to reflect that the Board of Directors approved the decision to change accountants.

     5. ITEM 304(A)(1)(II) OF REGULATION S-K REQUIRES A STATEMENT WHETHER THE ACCOUNTANT'S REPORT ON THE FINANCIAL STATEMENTS FOR EITHER OF THE PAST TWO YEARS CONTAINED AN ADVERSE OPINION OR A DISCLAIMER OF OPINION OR WAS QUALIFIED OR MODIFIED AS TO UNCERTAINTY, AUDIT SCOPE OR ACCOUNTING PRINCIPLES; AND A DESCRIPTION OF THE NATURE OF SUCH ADVERSE OPINION, DISCLAIMER OF OPINION, MODIFICATION OR QUALIFICATION. THIS WOULD INCLUDE DISCLOSURE OF UNCERTAINTY REGARDING THE ABILITY TO CONTINUE AS A GOING CONCERN IN THE ACCOUNTANT'S REPORT.

     The Amended Form 8-K includes a statement that the accountant's reports on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles including that there was no uncertainty regarding the ability to continue as a going concern.

Exhibit 16:

     6. TO THE EXTENT THAT YOU MAKE CHANGES TO THE FORM 8-K TO COMPLY WITH OUR COMMENTS, PLEASE OBTAIN AND FILE AN UPDATED EXHIBIT 16.1 LETTER FROM THE FORMER ACCOUNTANTS STATING WHETHER THE ACCOUNTANT AGREES WITH THE STATEMENTS MADE IN YOUR REVISED FORM 8-K.

     The Amended Form 8-K includes an updated Exhibit 16.1 letter from the former accountants.

                              JENKENS & GILCHRIST
                           A PROFESSIONAL CORPORATION

Ryan Rohn
May 13, 2005
Page 3



     Please feel free to contact me at 713-951-3342 with any further questions or comments. Thank you.

                                          Very truly yours,


                                          /s/ Lee Thompson
                                          --------------------------------
                                          Lee Thompson

LT:at

cc:      Ms. Tina S. Kirbie
         Handy Hardware Wholesale, Inc.
         8300 Tewantin Drive
         Houston, TX 77061